Exhibit 16.1

Deloitte & Touche LLP
Suite 400
3883 Howard Hughes Parkway
Las Vegas, NV 89169-0924
USA

Tel: +1 702 893 3100 Fax: +1 702 893 3298 www.deloitte.com

March 20, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4 of Global Cash Access Holdings, Inc. Form 8-K expected to be filed on March 23, 2015, and have the following comments:

1.              We agree with the following statement in the first paragraph “on March 18, 2015, the Audit Committee notified Deloitte & Touche LLP (“Deloitte”) that it had determined to dismiss Deloitte as the Company’s independent registered public accounting firm, effective as of that same date” and the statements made in the second and third paragraphs.

2.              We have no basis on which to agree or disagree with the first paragraph, except for the statement in item 1 above and the fourth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu